UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Dollar Thrifty Automotive Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

256743105

(CUSIP Number)

Adam J. Semler
York Capital Management Global Advisors, LLC
767 Fifth Avenue, 17th Floor
New York, New York  10153
Telephone: (212) 300-1300

With copies to:
Richard P. Swanson, Esq.
Arnold & Porter LLP
399 Park Avenue
New York, New York  10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 256743105                                                                               13D

1) NAMES OF REPORTING PERSONS

York Capital Management Global Advisors, LLC

 2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 (a) [  ]
 (b) [X]

3) SEC USE ONLY

4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 [  ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 4,961,983 8) SHARED VOTING POWER -0- 9) SOLE DISPOSITIVE POWER 4,961,983 10) SHARED DISPOSITIVE POWER -0-

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,961,983

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES OF COMMON STOCK (SEE INSTRUCTIONS)

[  ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Approximately 17.2%

 14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IA

Page 2 of 16 Pages

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value (the “Common Stock”) of Dollar Thrifty Automotive Group, Inc. (the “Company”).

The principal executive offices of the Company are located at 5330 East 31st Street, Tulsa, Oklahoma 74135.

Item 2. Identity and Background

(a)                      This Statement is being filed by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” or, the “Reporting Person”).

This Statement is being filed by YGA with respect to:

(i)  857,636 shares of Common Stock directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”);

(ii)  634,122 shares of Common Stock directly owned by York Select, L.P., a Delaware limited partnership (“York Select”);

(iii)  541,793 shares of Common Stock directly owned by York Select Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Master”);

(iv)  455,825 shares of Common Stock directly owned by York Global Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Global Value”);

(v)  115,598 shares of Common Stock directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“Jorvik”);

(vi)  1,512,278 shares of Common Stock directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”); and

(vii) 844,731 shares of Common Stock directly owned by certain accounts  managed by York Managed Holdings, LLC (“York Managed Holdings”) or York UCITS Holdings, LLC (“York UCITS Holdings”) (such accounts, the “Managed Accounts”).

YGA, the sole managing member of the general partner of each of York Capital, York Select, York Select Master, York Global Value, Jorvik and York Multi-Strategy and the sole managing member of York Managed Holdings and York UCITS Holdings, exercises investment discretion over such investment funds and the Managed Accounts and accordingly may be deemed to have beneficial ownership over the shares of Common Stock directly owned by such investment funds and the Managed Accounts.

Page 3 of 16 Pages

James G. Dinan is the chairman and one of two senior managers of YGA.  Daniel A. Schwartz is also a senior manager of YGA.

Dinan Management, L.L.C., a New York limited liability company (“Dinan Management”), is the general partner of York Capital, Jorvik and York Multi-Strategy.  YGA is the sole managing member of Dinan Management.

York Select Domestic Holdings, LLC, a New York limited liability company (“York Select Domestic Holdings”), is the general partner of York Select and York Select Master. YGA is the sole managing member of York Select Domestic Holdings.

York Global Value Holdings, LLC, a New York limited liability company (“York Global Value Holdings”), is the general partner of York Global Value.  YGA is the sole managing member of York Global Value Holdings.

The name of each director and each executive officer of YGA is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

(b)The principal business office address of each of YGA, York Capital, York Select, York Select Master, York Global Value, Jorvik, York Multi-Strategy, York Managed Holdings, York UCITS Holdings, Dinan Management, York Select Domestic Holdings, York Global Value Holdings, James G. Dinan and Daniel A. Schwartz is:

c/o York Capital Management
767 Fifth Avenue, 17th Floor
New York, New York  10153

The business address of each other person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

(c)                      YGA provides investment management services to certain investment funds and accounts for which it has discretionary investment authority.

Each of York Capital, York Investment, York Select, York Select Master, York Global Value, Jorvik and York Multi-Strategy is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

Dinan Management is a privately owned limited liability company in the principal business of acting as the general partner of York Capital, Jorvik and York Multi-Strategy and the general partner or manager of five other private investment funds.

Page 4 of 16 Pages

York Select Domestic Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Select and York Select Master and the manager of one other private investment fund.

York Global Value Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Global Value and the manager of one other private investment fund.

York Managed Holdings is a privately owned limited liability company in the principal business of acting as the manager of certain separately managed client investment accounts.

York UCITS Holdings is a privately owned limited liability company in the principal business of acting as the manager of certain sub-funds of non-U.S. investment companies that are subject to regulation under applicable European Union directives.

The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

(d)-(e)                      Neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                      The citizenship of each natural person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

Item 3.                      Source and Amount of Funds or Other Consideration

As of May 9, 2011, the aggregate amount of funds used to purchase the securities of the Company listed in Item 5(a)(i) was approximately $284,046,282.

The source of the funds used by the Reporting Person for the purchase of the securities of the Company listed in Item 5(a)(i) was the respective working capital of the following advisory clients of the Reporting Person: (i) approximately $50,338,577 of working capital of York Capital; (ii) approximately $35,170,410 of working capital of York Select; (iii) approximately $30,152,549 of working capital of York Select Master; (iv) approximately $24,682,760 of working capital of York Global Value; (v) approximately $6,751,868 of working capital of Jorvik; (vi) approximately $89,118,837 of working capital of York Multi-Strategy and (vii) approximately $47,831,280 of working capital of the Managed Accounts. Working capital in each of these cases was provided by capital contributions of partners, unitholders or shareholders, as the case may be, and internally generated funds.

Page 5 of 16 Pages

Item 4.                      Purpose of Transaction

The Reporting Person acquired the securities of the Company described in Item 5 of this Statement for investment purposes. On May 9, 2011, Hertz Global Holdings Inc. (“Hertz”) announced an offer to buy the Company for $72 a share, consisting of $57.60 in cash and 0.8546 Hertz shares (the “Offer”). The Reporting Person is engaged in the investment trading business and, in pursuing this business, analyzes the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.  The Reporting Person purchased the shares of Common Stock based on the Reporting Person’s belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.  The Reporting Person intends to engage in discussions with management and other stockholders of the Company and other relevant parties with regard to the appropriate price and structure of a potential transaction with Hertz or other strategic alternatives that may maximize shareholder value.

The Reporting Person intends to review the Reporting Person’s investment in the Company on a continuing basis. The Reporting Person reserves the right to purchase additional shares of Common Stock, either separately or together with other persons, to sell all or some of the shares of Common Stock beneficially owned by them or to otherwise trade in the shares of Common Stock, in open market or private transactions, provided that in its judgment such transactions present an attractive (long- or short-term) opportunity for profit.  The Reporting Person also reserves the right to acquire or dispose of derivatives or other instruments related to shares of Common Stock or other securities of the Company, provided that in its judgment such transactions are advisable.

Except as set forth herein, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

Page 6 of 16 Pages

(d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to those enumerated in clauses (a)-(i) above.

The Reporting Person reserves the right to consider, either separately or together with other persons, plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a)-(j) above in the future depending upon then existing factors, including without limitation the market for the shares of Common Stock, the Company’s then prospects, alternative investment opportunities, general economic and money-market investment conditions and other factors deemed relevant from time to time.

Item 5.                      Interest in Securities of the Issuer

(i) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,961,983 shares of Common Stock, which constitute approximately 17.2% of the issued and outstanding shares of Common Stock.

(ii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 857,636 shares of Common Stock, which constitute approximately 3.0% of the issued and outstanding shares of Common Stock.  As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Capital.

(iii) York Select may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 634,122 shares of Common Stock, which constitute approximately 2.2% of the issued and outstanding shares of Common Stock.  As the general partner of York Select, York Select Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select.

Page 7 of 16 Pages

(iv) York Select Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 541,793 shares of Common Stock, which constitute approximately 1.9% of the issued and outstanding shares of Common Stock.  As the general partner of York Select Master, York Select Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select Master.

(v) York Global Value may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 455,825 shares of Common Stock, which constitute approximately 1.6% of the issued and outstanding shares of Common Stock.  As the general partner of York Global Value, York Global Value Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Global Value.

(vi) Jorvik may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 115,598 shares of Common Stock, which constitute approximately 0.4% of the issued and outstanding shares of Common Stock.  As the general partner of Jorvik, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Jorvik.

(vii) York Multi-Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,512,278 shares of Common Stock, which constitute approximately 5.2% of the issued and outstanding shares of Common Stock.  As the general partner of York Multi-Strategy, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Multi-Strategy.

(viii) York Managed Holdings may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 269,731 shares of Common Stock, which constitute approximately 0.9% of the issued and outstanding shares of Common Stock.

(ix) York UCITS Holdings may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 575,000 shares of Common Stock, which constitute approximately 2.0% of the issued and outstanding shares of Common Stock

(x) To the knowledge of the Reporting Person, except as described above, no shares of Common Stock are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1 to this Statement.

Page 8 of 16 Pages

The number of shares of Common Stock beneficially owned and the percentage of outstanding shares of Common Stock represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act.  The percentages of ownership described above are based on 28,929,182 shares of Common Stock issued and outstanding as of April 29, 2011 as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 5, 2011.

(b)                      (i) YGA may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 4,961,983 shares of Common Stock.

(ii) York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 857,636 shares of Common Stock.  As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 857,636 shares of Common Stock.

(iii) York Select may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 634,122 shares of Common Stock.  As the general partner of York Select, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 634,122 shares of Common Stock.

(iv) York Select Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 541,793 shares of Common Stock.  As the general partner of York Select Master, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 541,793 shares of Common Stock.

(v) York Global Value may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 455,825 shares of Common Stock.  As the general partner of York Global Value, York Global Value Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 455,825 shares of Common Stock.

(vi) Jorvik may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 115,598 shares of Common Stock.  As the general partner of Jorvik, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 115,598 shares of Common Stock.

(vii) York Multi-Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,512,278 shares of Common Stock.  As the general partner of York Multi-Strategy, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,512,278 shares of Common Stock.

(viii) York Managed Holdings may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 269,731 shares of Common Stock.
(ix) York UCITS Holdings may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 575,000 shares of Common Stock.

Page 9 of 16 Pages

(x) To the knowledge of the Reporting Person, except as described above, none of the persons named on Exhibit 1 to this Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any shares of Common Stock.

(c)                      The following table sets forth all transactions with respect to the Common Stock effected during the past sixty (60) days by the Reporting Person.  All such transactions were effected in the open market.

Date of Transaction	No. of Shares	Price per Share (dollars) (1)		Transaction Type
March 10, 2011	235,502	54.3044	(2)	Purchase
March 11, 2011	191,800	54.7249	(3)	Purchase
March 14, 2011	80,359	54.9144	(4)	Purchase
March 15, 2011	119,130	54.9520	(5)	Purchase
March 16, 2011	1400	54.8600		Sale
March 16, 2011	163,832	55.1498	(6)	Purchase
March 17, 2011	231,000	55.8543	(7)	Purchase
March 18, 2011	181,833	56.6246	(8)	Purchase
March 21, 2011	25,900	57.3875	(9)	Purchase
March 22, 2011	232,300	59.4291	(10)	Purchase
March 22, 2011	2,300	59.2600		Sale
March 23, 2011	162,083	60.5164	(11)	Purchase
March 24, 2011	150,000	62.3890	(12)	Purchase
March 25, 2011	100,000	63.8662		Purchase
March 28, 2011	100,000	64.8051	(13)	Purchase
March 29, 2011	50,000	65.1740		Purchase
March 30, 2011	21,400	66.2258	(14)	Purchase
March 31, 2011	71,100	66.5344	(15)	Purchase
March 31, 2011	2,000	66.6592		Sale
April 1, 2011	50,000	67.1660	(16)	Purchase
April 1, 2011	5,500	66.6600		Sale
April 4, 2011	20,000	66.5921		Purchase
April 5, 2011	35,000	67.7631		Purchase
April 6, 2011	22,300	68.4575	(17)	Purchase
April 7, 2011	40,000	69.0466		Purchase
April 8, 2011	45,815	68.3514		Purchase
April 11, 2011	60,000	68.0896	(18)	Purchase
April 12, 2011	35,000	67.8889		Purchase
April 13, 2011	1,000	68.1000		Purchase
April 13, 2011	1,400	68.1000		Sale
April 15, 2011	50,000	68.9214	(19)	Purchase
April 18, 2011	30,000	68.9613	(20)	Purchase
April 19, 2011	30,000	69.2153		Purchase
April 20, 2011	487	67.4924		Purchase
April 20, 2011	1,133	67.4924		Purchase
April 20, 2011	821	67.4924		Purchase

Page 10 of 16 Pages

Date of Transaction	No. of Shares	Price per Share (dollars) (1)		Transaction Type
April 20, 2011	462	67.4924		Purchase
April 20, 2011	890	67.4924		Purchase
April 20, 2011	4,336	67.4924		Purchase
April 20, 2011	8,407	67.4924		Purchase
April 20, 2011	14,432	67.4924		Purchase
April 20, 2011	3,927	67.4924		Purchase
April 20, 2011	1,751	67.4924		Purchase
April 20, 2011	3,354	67.4924		Purchase
April 20, 2011	1,400	69.8500		Purchase
April 20, 2011	990	67.1182		Purchase
April 20, 2011	1,611	67.1182		Purchase
April 20, 2011	1,273	67.1182		Purchase
April 20, 2011	531	67.1182		Purchase
April 20, 2011	1,265	67.1182		Purchase
April 20, 2011	6,504	67.1182		Purchase
April 20, 2011	12,406	67.1182		Purchase
April 20, 2011	21,872	67.1182		Purchase
April 20, 2011	5,881	67.1182		Purchase
April 20, 2011	2,627	67.1182		Purchase
April 20, 2011	5,040	67.1182		Purchase
April 27, 2011	900	67.5700		Purchase
April 28, 2011	60,000	68.3669	(21)	Purchase
April 29, 2011	50,000	68.9494	(22)	Purchase
May 2, 2011	65,700	68.9955	(23)	Purchase
May 2, 2011	8,000	68.9254	(24)	Sale
May 3, 2011	78,000	68.9840	(25)	Purchase
May 5, 2011	23,126	70.0801		Purchase
May 6, 2011	5,000	69.9000		Purchase
___
(1)	The prices per share reflected in this table are gross prices which do not take into account brokerage commissions or other costs of execution.
(2)
This price per share is a weighted average price.  These shares of Common Stock were purchased in multiple transactions at prices ranging from $54.1500 to $54.4272, inclusive. The Reporting Persons undertake to provide upon request by the staff of the SEC full information regarding the number of shares of Common Stock purchased or sold at each separate price within the ranges set forth in footnotes (2) through (25) to this table.

(3)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $54.3799 to $54.8900, inclusive.
(4)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $54.8992 to $54.9346, inclusive.
(5)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $54.8300 to $55.0849, inclusive.
(6)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $54.9149 to $55.1825, inclusive.
(7)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $55.7426 to $55.9391, inclusive.
(8)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $56.5644 to $56.74281, inclusive.
(9)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $57.2307 to $57.5015, inclusive.

Page 11 of 16 Pages

(10)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $59.1197 to $59.7103, inclusive.
(11)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $60.1885 to $61.1417, inclusive.
(12)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $62.3471 to $62.4727, inclusive.
(13)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $64.6247 to $64.9228, inclusive.
(14)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $65.8100 to $66.2549, inclusive.
(15)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $66.4714 to $66.6741, inclusive.
(16)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $67.1535 to $67.2159, inclusive.
(17)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $68.3465 to $68.4703, inclusive.
(18)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $68.0735 to $68.1698, inclusive.
(19)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $68.84295 to $69.1045, inclusive.
(20)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $68.8235 to $69.0302, inclusive.
(21)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $68.3003 to $68.5000, inclusive.
(22)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $68.9000 to $68.9617, inclusive.
(23)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $68.9200 to $69.3128, inclusive.
(24)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $68.9000 to $68.9700, inclusive.
(25)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $68.9500 to $69.0340, inclusive.

(d)                      The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this Statement as beneficially owned by the Reporting Person is held by York Capital, York Select, York Select Master, York Global Value, Jorvik, York Multi-Strategy or the Managed Accounts, as the case may be, as the advisory clients of such Reporting Person.  The Reporting Person disclaims beneficial ownership of all shares of Common Stock reported in this Statement pursuant to Rule 13d-4 under the Exchange Act.

Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other shares of Common Stock deemed to be beneficially owned by the Reporting Person.

(e)                      Not applicable.

Page 12 of 16 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in response to Item 3 and Item 4 above is incorporated herein by reference.

Item 7.                      Material to Be Filed as Exhibits

The exhibits listed on the Index of Exhibits of this Statement are filed herewith.

Page 13 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:   May 9, 2011

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC By: /s/ Adam J. Semler Adam J. Semler Chief Operating Officer

Page 14 of 16 Pages

INDEX OF EXHIBITS

Exhibit No.            Description

1	Directors and Executive Officers of York Capital Management Global Advisors, LLC.

Page 15 of 16 Pages

EXHIBIT 1

DIRECTORS AND EXECUTIVE OFFICERS OF YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC.

Name	Title	Principal Business Address	Principal Occupation	Citizenship

James G. Dinan	Chief Executive Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management York Capital Management 767 Fifth Avenue 17th Fl. New York, New York 10153	USA
Adam J. Semler	Chief Operating Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management York Capital Management 767 Fifth Avenue 17th Fl. New York, New York 10153	USA
Daniel A. Schwartz	Chief Investment Officer	767 Fifth Avenue New York, New York 10153	Investment management York Capital Management 767 Fifth Avenue 17th Fl. New York, New York 10153	Canada
John J. Fosina	Chief Financial Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management York Capital Management 767 Fifth Avenue 17th Fl. New York, New York 10153	USA